UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 1, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 and THE SECURITIES
EXCHANGE ACT OF 1934

Theravance, Inc.

File No. 333-116384
File No. 000-30319

CF# 30308

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       Theravance, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.15 to a Form S-1 registration statement filed on June 10, 2004 as modified by the same contract refiled with fewer redactions as Exhibit 10.13 to a Form 10-K filed on March 3, 2014.

       Based on representations by Theravance, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.15 to Form S-1 filed June 10, 2004	through March 3, 2017
Exhibit 10.13 to Form 10-K filed March 3, 2014	through March 3, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary